SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

THIRD QUARTER OF 2016 RESULTS

Derived from interim financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards—IFRS issued by the International Accounting Standards Board—IASB.

Rio de Janeiro – November 10, 2016

Main financial highlights 3Q-2016 x 2Q-2016

•	Net loss of US$ 5,380 million in the 3Q-2016, compared to net income of US$ 106 million in the 2Q-2016, as a result of:

◾	Impairment of assets and investment in associates of US$ 4,710 million, due to the review of assumptions, such as Brent prices and long term exchange rates, and the portfolio of investments in the context of the 2017-2021 Business and Management Plan finalized and approved in 3Q-2016 , as well as the appreciation of the real and the increase in discount rates;

◾	Reclassification of foreign exchange losses, due to the sale of Petrobras Argentina (PESA);

◾	Higher expenses with the new Voluntary Separation Incentive Plan;

◾	Provision for expenses with settlements of individual securities actions against Petrobras in New York;

◾	Provision for assumption of debts and losses related to advance for suppliers for the construction of FPSO hulls; and

◾	These facts were partially offset by the positive effect of the revision of decommissioning costs in oil and gas production areas, lower expenses with drilling rigs idleness and capital gains with the sale of PESA.

•	Positive free cash flow* for the sixth quarter in a row, amounting to US$ 5,065 million in the 3Q-2016, 65% higher when compared to the 2Q-2016 due to the increase in operating cash generation in 32% and the maintenance of investment levels, and 3.5x higher when compared to the Jan-Set/2015 period.

•	Adjusted EBITDA* of US$6,653 million in the 3Q-2016, 15% above 2Q-2016 due to the increase in production and exports of oil and lower expenditures with imports, amounting US$ 17,836 million on Jan-Sep/2016, 3% lower compared to Jan-Sep/2015.

•	Gross debt decreased 3% in U.S. dollars, from US$ 126,262 million in December 31, 2015 to US$ 122,656 million at September 30, 2016, a reduction of US$ 3,606 million. Net debt* remained relatively flat in the period, from US$ 100,425 million in December 31, 2015 to US$ 100,291 million at September 30, 2016.

•	The ratio between net debt and the Last Twelve Months (LTM) Adjusted EBITDA* increased from 4.41 as of December 31, 2015 to 4.50 as of September 30, 2016 and the leverage decreased from 60% to 55% in the same period.

*	See definitions of Free cash flow, Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt in glossary and the respective reconciliations in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Debt and LTM Adjusted EBITDA.

Main operating highlights 3Q-2016 x 2Q-2016

•	Total crude oil and natural gas production was 2,869 thousand barrels of oil equivalent per day (boed), an increase of 2% compared to the 2Q-2016.

•	In September, we broke several production records, among which oil and gas production in Brazil (2,753 kboed) and operated oil and gas production as operator in the pre-salt (1,464 kboed).

•	Domestic oil products output decreased 3% to 1,862 thousand barrels per day (bpd), while domestic sales decreased 1% to 2,088 thousand bpd.

•	Crude oil and oil products exports increased 9%, reaching to 562 thousand bpd.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 / 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Main Items and Consolidated Economic Indicators

	US$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Sales revenues	60,002	75,167	(20)	21,693	20,320	7	23,179
Gross profit	19,062	22,842	(17)	7,187	6,502	11	6,695
Operating income (loss)	731	9,321	(92)	(3,401)	2,048	(266)	1,702
Net finance income (expense)	(6,143)	(7,158)	14	(2,193)	(1,727)	(27)	(3,226)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(5,592)	971	(676)	(5,380)	106	(5,175)	(1,062)
Basic and diluted earnings (losses) per share	(0.43)	0.07	(714)	(0.41)	—		(0.09)
Adjusted EBITDA *	17,836	18,320	(3)	6,653	5,789	15	4,369
Gross margin (%)	32	30	2	33	32	1	29
Operating margin (%)	1	12	(11)	(16)	10	(26)	7
Net margin (%)	(9)	1	(10)	(25)	1	(26)	(5)
Total capital expenditures and investments	11,590	17,644	(34)	3,776	3,827	(1)	5,443
Exploration & Production	10,125	14,621	(31)	3,203	3,400	(6)	4,536
Refining, Transportation and Marketing	860	1,984	(57)	382	235	63	626
Gas & Power	280	632	(56)	103	102	1	149
Distribution	94	181	(48)	34	35	(3)	54
Biofuel	91	18	406	7	15	(53)	5
Corporate	140	208	(33)	47	40	18	73
Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.55	3.17	12	3.25	3.51	(7)	3.54
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.25	3.97	(18)	3.25	3.21	1	3.97
Variation of the period-end commercial selling rate for U.S. dollar (%)	(16.9)	49.6	(67)	1.1	(9.8)	11	28.1
Domestic basic oil products price (U.S.$/bbl)	65.05	71.79	(9)	70.46	65.19	8	64.86
Brent crude (U.S.$/bbl)	41.77	55.39	(25)	45.85	45.57	1	50.26
Domestic Sales price
Crude oil (U.S.$/bbl)	37.12	45.04	(18)	41.77	39.86	5	39.76
Natural gas (U.S.$/bbl)	32.26	37.45	(14)	32.21	29.90	8	35.47
International Sales price
Crude oil (U.S.$/bbl)	43.76	58.25	(25)	42.38	47.24	(10)	55.69
Natural gas (U.S.$/bbl)	21.98	23.68	(7)	20.51	21.74	(6)	25.84
Total sales volume (Mbbl/d)
Diesel	804	928	(13)	804	811	(1)	953
Gasoline	542	550	(1)	521	541	(4)	540
Fuel oil	67	106	(37)	57	64	(11)	97
Naphtha	146	143	2	156	172	(9)	137
LPG	234	234	—	248	236	5	243
Jet fuel	102	111	(8)	101	97	4	113
Others	189	182	4	201	188	7	199

Total oil products	2,084	2,254	(8)	2,088	2,109	(1)	2,282
Ethanol, nitrogen fertilizers, renewables and other products	114	123	(7)	121	111	9	134
Natural gas	334	438	(24)	325	316	3	418

Total domestic market	2,532	2,815	(10)	2,534	2,536	—	2,834
Crude oil, oil products and others exports	522	502	4	579	532	9	511
International sales	435	519	(16)	360	488	(26)	544

Total international market	957	1,021	(6)	939	1,020	(8)	1,055
Total	3,489	3,836	(9)	3,472	3,556	(2)	3,889

*	See definition of Adjusted EBITDA in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

Jan-Sep/2016 x Jan-Sep/2015 Results*:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did in the Jan-Sep/2016 period (a 12% depreciation), revenues and expenses decrease when translated into U.S. dollars. The depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 17% to US$ 19,062 million in Jan-Sep/2016 when compared to Jan-Sep/2015, mainly due to the effect of foreign exchange translation (depreciation of the Brazilian Real against the U.S. dollar). Excluding this effect, gross profit decreased by 6% when expressed in Brazilian Reais, due to lower sales revenues, as a result of a 8% drop in the domestic oil products sales volume, partially offset by higher diesel and gasoline margins. In addition, the lower crude oil and oil products export prices also contributed to the decrease in income, lower activity abroad due to the disposal of PESA, as well as a fall in electricity generation and prices and a reduction in domestic natural gas sales volumes.

The company experienced lower import costs and government take in Brazil, mainly due to lower crude prices and sales, and lower international operations due to the sale of PESA. However, higher depreciation expenses occurred as a result of a decrease in reserves estimates (mainly due to lower crude oil prices), which were partially offset by a lower carrying amount of assets that were impacted by impairment losses taken in 2015.

Operating income

Operating income reached US$ 731million in Jan-Sep/2016, a 92% decrease when compared to Jan-Sep/2015. This result reflects the decrease in gross profit, impairments, reclassification of foreign exchange losses (cumulative translation adjustments – CTA, due to the PESA sale), higher expenses with drilling rigs idleness and the increase of expenses with the new PIDV and judicial contingencies, including provisions for expenses with settlements agreements to individual actions against Petrobras in New York and provisions for debts assumptions with related to advance for suppliers for the construction of FPSO hulls.

In addition, there was a positive effect of the revision of decommissioning costs in oil and gas production areas in 3Q-2016.

Net Financial Expenses

Net financial expenses of US$ 6,143 million, US$ 1,015 lower when compared to Jan-Sep/2015 due to the lower negative impact of the foreign exchange variation, partially offset by higher interest expenses as a result of the depreciation of the real against the dollar.

Net income (loss) attributable to the shareholders of Petrobras

Net loss attributable to the shareholders of Petrobras of US$ 5,592 million in Jan-Sep/2016, mainly due to the impairment of assets and investment in associates R$ 5,250 million.

Adjusted EBITDA and Free Cash Flow **

Adjusted EBITDA decreased 3% compared to Jan-Sep/2015, amounting to US$ 17,836 due to higher gasoline and diesel margins and lower expenditures with imports and government take. The Adjusted EBITDA Margin reached 30% in Jan-Sep/2016. The higher operational cash flow and lower investments resulted in a positive free cash flow* of US$ 8,748 million, 3.5 times higher than Jan-Sep/2015. This result contributes to the Company’s deleveraging objective.

*	Additional information about operating results of Jan-Sep/2016 x Jan-Sep/2015, see item 4.
**	See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

Jan-Sep/2016 x Jan-Sep/2015

Gross Profit

The decrease in gross profit is due to lower production in Brazil and abroad and the fall in Brent prices. Additionally, gross profit was impacted by higher depreciation charges, partially offset by lower government take.

Operating income

Besides the reduction in gross profit, the decrease in operating income was mainly caused by the increase in impairment and in expenses related to drilling rigs idleness, the new PIDV expenses and provision for debt assumptions related to advances for suppliers for the construction of FPSO hulls, partially offset by the positive effect of revision in decommissioning costs in oil and gas production areas.

Operating Performance

Production

Domestic crude oil and NGL production decreased by 1% mainly due to the increase in scheduled stoppages in 1Q-2016. As an offset, production was started-up in FPSO Cid. Maricá (Lula – Lula Alto area) and FPSO Cid. Saquarema (Lula – Lula Central area) and new systems were ramped-up, notably FPSO Cid. Itaguaí (Lula – Iracema Norte area), FPSO Cid. Mangaratiba (Lula – Iracema South area) and P-58 (Jubarte).

Natural gas production increased 2% mainly due to the start-up and ramp-up of the above mentioned systems.

Crude oil and NGL production abroad decreased 16% mainly as a result of the sale of assets in Austral Basin fields (Argentina), in Mar/2015, pursuant to the conclusion of the sale of PESA.

Gas production abroad remained practically flat in the period due to the increase in gas production in the USA, reflecting production ramp-up of Hadrian South field’s, which was offset by the sale of PESA

Lifting Cost

Lifting cost denominated in U.S. dollars decreased due to lower expenses with well interventions and with engineering and subsea maintenance, as well as to the higher share of pre-salt production, with lower unit cost.

Additionally, government take decreased as a result of lower oil prices.

Lifting cost abroad decreased due to the sale of the Austral Basin fields and PESA, with higher operating costs, as well as the increase in production in the USA, with relatively lower costs.

Exploration & Production Main Indicators

	US$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)
Sales revenues	23,758	28,438	(16)

Brazil	22,680	26,992	(16)
Abroad	1,078	1,446	(25)

Gross profit	5,446	8,756	(38)

Brazil	5,093	8,262	(38)
Abroad	353	494	(29)

Operating expenses	(6,224)	(2,894)	(115)

Brazil	(5,794)	(2,670)	(117)
Abroad	(430)	(224)	(92)

Operating income (loss)	(778)	5,862	(113)

Brazil	(698)	5,594	(112)
Abroad	(80)	268	(130)

Net income (Loss) attributable to the shareholders of Petrobras	(419)	3,755	(111)

Brazil	(348)	3,470	(110)
Abroad	(71)	285	(125)

Adjusted EBITDA of the segment *	9,955	11,737	(15)

Brazil	9,634	11,005	(12)
Abroad	321	732	(56)
EBITDA margin of the segment (%)	42	41	1

Capital expenditures of the segment	10,125	14,621	(31)

Average Brent crude (US$/bbl)	41.77	55.39	(25)

Sales price - Brazil
Crude oil (US$/bbl)	37.12	45.04	(18)

Sales price - Abroad
Crude oil (US$/bbl)	43.76	58.25	(25)
Natural gas (US$/bbl)	21.98	23.68	(7)
Crude oil and NGL production (Mbbl/d)	2,196	2,232	(2)

Brazil	2,111	2,132	(1)
Abroad	59	70	(16)
Non-consolidated production abroad	26	30	(13)

Natural gas production (Mbbl/d)	567	558	2

Brazil	479	469	2
Abroad	88	89	(1)

Total production	2,763	2,790	(1)

Lifting cost – Brazil (US$/barrel)
excluding production taxes	10.78	12.40	(13)
including production taxes	15.58	19.62	(21)
Lifting cost – abroad without production taxes (US$/barrel)	5.43	7.73	(30)

Production taxes - Brazil	2,913	4,794	(39)

Royalties	2,032	2,693	(25)
Special participation charges	843	2,061	(59)
Rental of areas	38	40	(5)

Production taxes - Abroad	190	229	(17)

*	See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

Jan-Sep/2016 x Jan-Sep/2015

Gross Profit

Gross profit increased 6% in the period, mainly due to the effects of foreign exchange translation (12% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, gross profit increased 20% in Brazilian Reais due to the decrease in crude oil purchase/transfer costs, tracking lower Brent prices, the lower share of imported oil on the feedstock processed and the lower share of imported oil products in our sales mix, mainly diesel. On the other hand, there was a reduction in oil export prices. In addition, the lower economic activity and the increase in diesel imports by competitors led to a reduction in domestic oil products sales.

Operating Income

Operating income decreased 3% in the period, mainly due to the effects of foreign exchange translation (12% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, operating income increased in Brazilian Reais due to the higher gross profit, partially offset by higher impairments and higher expenses with the new PIDV.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Improvement in the crude oil balance due to lower imports, as a result of the decreased volume processed and a higher share of domestic crude oil on feedstock processed.

The reduction in oil products imports, especially diesel—as a result of lower domestic demand along with the increase in imports by competitors - reducing the deficit on the net balance of oil products.

Refining Operations

Processed feedstock was 8% lower, mainly due to lower domestic demand. The impact from scheduled stoppages in REPLAN, REPAR and REFAP were partially offset by higher production in RNEST, as a result of the improvement in operational efficiency.

Refining Cost

Refining cost in USD decreased by 2%. When measured in reais, refining cost increased by 8% mainly reflecting higher labor costs due to the wage increases related to the 2015 Collective Bargaining Agreement, along with a decrease in processed feedstock.

Refining, Transportation and Marketing Main Indicators

	US$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)
Sales revenues	46,141	57,609	(20)

Brazil (includes trading operations abroad)	46,573	56,349	(17)
Abroad	2,325	3,210	(28)
Eliminations	(2,757)	(1,950)	(41)

Gross profit	11,066	10,489	6

Brazil	11,009	10,273	7
Abroad	57	216	(74)

Operating expenses	(4,056)	(3,267)	(24)

Brazil	(3,990)	(3,147)	(27)
Abroad	(66)	(120)	45

Operating income (loss)	7,011	7,222	(3)

Brazil	7,018	7,126	(2)
Abroad	(7)	96	(107)

Net income (loss) attributable to the shareholders of Petrobras	4,836	5,098	(5)

Brazil	4,843	5,005	(3)
Abroad	(7)	93	(108)

Adjusted EBITDA of the segment *	10,485	9,119	15

Brazil	10,449	8,976	16
Abroad	36	143	(75)
EBITDA margin of the segment (%)	23	16	7
Capital expenditures of the segment	860	1,984	(57)

Domestic basic oil products price (US$/bbl)	65.05	71.79	(9)

Imports (Mbbl/d)	400	590	(32)

Crude oil import	158	298	(47)
Diesel import	16	100	(84)
Gasoline import	33	33	—
Other oil product import	193	159	21

Exports (Mbbl/d)	510	501	2

Crude oil export	356	351	1
Oil product export	154	150	3

Exports (imports), net	110	(89)	224

Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,913	2,049	(7)
Reference feedstock	2,176	2,176	—
Refining plants utilization factor (%)	83	90	(8)
Feedstock processed (excluding NGL)	1,800	1,962	(8)
Feedstock processed	1,846	2,002	(8)
Domestic crude oil as % of total feedstock processed	91	86	6
Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	132	136	(3)
Output of oil products	134	148	(9)
Reference feedstock	200	230	(13)
Refining plants utilization factor (%)	57	57	—
Refining cost - Brazil
Refining cost (US$/barrel)	2.47	2.52	(2)
Refining cost - Abroad (US$/barrel)	3.96	4.01	(1)

Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	760	893	(15)
Gasoline	486	494	(2)
Fuel oil	62	95	(35)
Naphtha	146	143	2
LPG	235	234	—
Jet fuel	116	127	(9)
Others	205	206	—

Total domestic oil products (Mbbl/d)	2,010	2,192	(8)

*	See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

Jan-Sep/2016 x Jan-Sep/2015

Gross Profit

Gross profit decreased 7% in Jan-Sep/2016 when compared to Jan-Sep/2015, mainly due to the effects of foreign exchange translation (12% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, gross profit increased in Brazilian Reais due to lower acquisition costs, mainly reflecting the reduction of natural gas and LNG imports. This effect was partially offset by lower natural gas sales and by lower revenues with electricity generation due to the improvement of hydrological conditions in Brazil.

Operating income

Operating income decreased 46% in Jan-Sep/2016 when compared to Jan-Sep/2015, mainly due to the effects of foreign exchange translation (12% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, operating income decreased 34% in Brazilian Reais mainly due to the higher sales expenses due to the provisions for losses with trade receivables from electricity sector in 2016 and reversals in 1Q-2015, as well as impairment charges.

Operating Performance

Physical and Financial Indicators

Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 4% lower, due to the termination of contracts.

Decreased electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) was due to the termination of the contract for 205 average MW, which occurred at the Existing Electricity Auction in 1H-2015.

The 75% decrease in electricity prices in the spot market (PLD) reflects the lower projections for electricity generation, due to improved hydrological conditions.

The lower volumes in electricity generation was due to the decision of the Electrical Sector Monitoring Committee (CMSE) for not utilizing plants with unitary variable costs above the established limits, and to the better hydrological conditions and the lower projections for electricity generation.

There was a reduction in natural gas sales, mainly due to lower thermoelectrical demand, enabling the reduction of 63% on LNG imports and 9% on Bolivian natural gas.

Gas & Power Main Indicators

	US$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)
Sales revenues	7,032	10,369	(32)

Brazil	6,641	9,962	(33)
Abroad	391	407	(4)

Gross profit	1,856	1,996	(7)

Brazil	1,795	1,927	(7)
Abroad	61	69	(12)

Operating expenses	(1,365)	(1,092)	(25)

Brazil	(1,341)	(1,072)	(25)
Abroad	(24)	(20)	(20)

Operating income (loss)	491	904	(46)

Brazil	454	855	(47)
Abroad	37	49	(24)

Net income (Loss) attributable to the shareholders of Petrobras	331	616	(46)

Brazil	264	548	(52)
Abroad	67	68	(1)

Adjusted EBITDA of the segment *	1,557	1,783	(13)

Brazil	1,502	1,719	(13)
Abroad	55	64	(14)
EBITDA margin of the segment (%)	22	17	5
Capital expenditures of the segment	280	632	(56)

Physical and financial indicators
Electricity sales (Free contracting market - ACL) - average MW	845	878	(4)
Electricity sales (Regulated contracting market - ACR) - average MW	3,172	3,194	(1)
Generation of electricity - average MW	2,106	4,830	(56)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	25	101	(75)
Imports of LNG (Mbbl/d)	42	112	(63)
Imports of natural gas (Mbbl/d)	183	202	(9)

*	See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

Jan-Sep/2016 x Jan-Set/2016

Gross Profit

Gross profit decreased 20% in Jan-Sep/2016 when compared to Jan-Sep/2015 period. Excluding foreign exchange translation effects (12% depreciation of the Brazilian Real against the U.S. dollar), gross profit decreased 9% in Brazilian Reais due to lower sales volumes in Brazil, caused by the lower economic activity and lower fuel demand by fuel oil thermoelectric plants.

Operating income

In Brazil, the decrease in operating income tracked the variation on gross profit. Abroad, there was impairment on distribution assets in Chile as a result of divestment.

Operating Performance

Market Share - Brazil

The decrease in market share was mainly due to lower sales to thermal power plants (-57%). In addition, there was a repositioning of margins due to the profitability maximization strategy.

Distribution Main Indicators

	US$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)
Sales revenues	20,836	26,017	(20)

Brazil	18,343	22,859	(20)
Abroad	2,493	3,158	(21)

Gross profit	1,556	1,944	(20)

Brazil	1,291	1,655	(22)
Abroad	265	289	(8)

Operating expenses	(1,509)	(1,602)	6

Brazil	(1,225)	(1,378)	11
Abroad	(284)	(224)	(27)

Operating income (loss)	47	342	(86)

Brazil	66	276	(76)
Abroad	(19)	66	(129)

Net Income (Loss) attributable to the shareholders of Petrobras	39	221	(82)

Brazil	63	164	(62)
Abroad	(24)	57	(142)

Adjusted EBITDA of the segment *	263	480	(45)

Brazil	160	385	(58)
Abroad	103	95	8
EBITDA margin of the segment (%)	1	2	(1)

Capital expenditures of the segment	94	181	(48)

Market share - Brazil	31.4%	35.4%	(4)

Sales Volumes - Brazil (Mbbl/d)
Diesel	320	381	(16)
Gasoline	190	203	(6)
Fuel oil	52	92	(43)
Jet fuel	50	57	(12)
Others	99	96	3

Total domestic oil products	711	829	(14)

*	See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

Liquidity and Capital Resources

	U.S.$ million
	Jan-Sep
	2016	2015	3Q-2016	2Q-2016	3Q-2015
Adjusted cash and cash equivalents* at the beginning of period	25,837	25,957	20,366	22,626	29,536
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(779)	(9,302)	(757)	(771)	(3,375)

Cash and cash equivalents at the beginning of period	25,058	16,655	19,609	21,855	26,161

Net cash provided by (used in) operating activities	18,905	19,336	8,226	6,251	6,147
Net cash provided by (used in) investing activities	(9,209)	(9,000)	(2,430)	(3,066)	(3,260)

Capital expenditures and investments in investees	(10,157)	(16,825)	(3,161)	(3,178)	(5,067)
Proceeds from disposal of assets (divestment)	739	215	735	1	4
Investments in marketable securities	209	7,610	(4)	111	1,803

(=) Net cash flow	9,696	10,336	5,796	3,185	2,887

Net financings	(13,737)	(741)	(3,678)	(5,582)	(3,288)
Proceeds from long-term financing	12,496	15,830	3,396	7,255	3,545
Repayments	(26,233)	(16,571)	(7,074)	(12,837)	(6,833)
Acquisition of non-controlling interest	2	119	(47)	12	(54)
Effect of exchange rate changes on cash and cash equivalents	563	(1,231)	(98)	139	(568)

Cash and cash equivalents at the end of period	21,582	25,138	21,582	19,609	25,138

Government bonds and time deposits with maturities of more than 3 months at the end of period	783	1,099	783	757	1,099

Adjusted cash and cash equivalents* at the end of period	22,365	26,237	22,365	20,366	26,237

Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	18,905	19,336	8,226	6,251	6,147
Capital expenditures and investments in investees	(10,157)	(16,825)	(3,161)	(3,178)	(5,067)

Free cash flow*	8,748	2,511	5,065	3,073	1,080

As of September 30, 2016, the balance of cash and cash equivalents was US$ 21,582 million and the balance of adjusted cash and cash equivalents was US$ 22,365 million. Our principal uses of funds in 2016 were debt service and capital expenditures. We partially met these requirements with cash provided by operating activities of US$ 18,905 million and with proceeds from long-term financing of US$ 12,496 million.

Net cash provided by operating activities decreased by 2% to US$ 18,905 million in Jan-Sep/2016 when compared to Jan-Sep/2015, mainly due to a depreciation of the Brazilian Real against the U.S. dollar. Excluding foreign currency translation effects, net cash provided by operating activities increased by 8% when expressed in Brazilian Reais, mainly generated by higher diesel and gasoline margins, lower government take in Brazil and lower crude oil, oil products and natural gas imports costs, along with a higher share of domestic crude oil on processed feedstock. These effects were partially offset by lower crude oil and oil product exports prices and decreased sales volume in Brazil due to lower economic activity.

Capital expenditures and investments in investees totaled US$ 10,157 million in Jan-Sep/2016 (87% in E&P business segment), a 39% decrease when compared to Jan-Sep/2015. Crude oil and natural gas production remained flat despite this decrease.

Free cash flow* was positive, amounting to US$ 8,748 million in Jan-Sep/2016, 3.5 times higher compared to Jan-Sep/2015.

From January to September 2016, proceeds from long-term financing amounted to US$ 12,496 million, of which US$ 9.75 billion refer to the global notes issued in international capital markets, with maturities of 5 and 10 years. The proceeds of those offerings were used to tender for US$ 9,3 billion of Petrobras’s existing global notes. In addition, the Company entered into a sale and leaseback operation with the Industrial and Commercial Bank of China (ICBC) in the amount of US$ 1 billion. The average maturity of the outstanding debt was 7.33 years as of September 30, 2016 (7.14 years as of December 31, 2015).

Repayments of interest and principal totaled US$ 26,233 million in Jan-Sep/2016 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million as follows:

Maturity	2016	2017	2018	2019	2020	2021 and thereafter	Balance at September 30, 2016	Balance at December 31, 2015
Principal	3,664	7,862	13,514	21,370	16,599	60,701	123,710	127,354
Interest	2,098	7,130	6,756	5,884	4,533	34,926	61,326	59,038

Total	5,762	14,992	20,270	27,254	21,132	95,627	185,036	186,392

*	See reconciliation of adjusted cash and cash equivalents in Net Debt and definitions of adjusted cash and cash equivalents and free cash flow in glossary.

Consolidated debt

As of September 30, 2016, the gross debt in U.S. dollars decreased 3% despite the higher debt denominated in reais due to the effects of its appreciation. The net debt in U.S. dollars remained relatively flat when compared to December 31, 2015.

Current debt and non-current debt include finance lease obligations of US$ 17 million and US$ 97 million on September 30, 2016, respectively (US$ 19 million and US$ 78 million on December 31, 2015).

The ratio between net debt and the Last Twelve Months (LTM) Adjusted EBITDA* increased from 4.41 as of December 31, 2015 to 4.50 as of September 30,2016.

	U.S.$ million
	09.30.2016	12.31.2015	Δ%
Current debt	11,429	14,702	(22)
Non-current debt	111,227	111,560	—

Total	122,656	126,262	(3)

Cash and cash equivalents	21,582	25,058	(14)
Government securities and time deposits (maturity of more than 3 months)	783	779	1

Adjusted cash and cash equivalents *	22,365	25,837	(13)

Net debt *	100,291	100,425	—
Net debt/(net debt+shareholders’ equity)	55%	60%	(5)
Total net liabilities *	225,064	204,684	10
(Net third parties capital / total net liabilities)	64%	68%	(4)
Net debt/LTM Adjusted EBITDA ratio *	4.50	4.41	2
Average maturity of outstanding debt (years)	7.33	7.14	0.19

	US$ million
	09.30.2016	12.31.2015	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	60,288	62,307	(3)
Fixed rate debt	62,254	63,858	(3)

Total	122,542	126,165	(3)

Currency
Reais	24,665	20,555	20
US Dollars	88,291	93,567	(6)
Euro	7,012	8,685	(19)
Other currencies	2,574	3,358	(23)

Total	122,542	126,165	(3)

By maturity
2016	5,128	14,683	(65)
2017	8,257	11,397	(28)
2018	13,193	16,091	(18)
2019	21,202	22,596	(6)
2020	16,412	15,537	6
2021 years on	58,350	45,861	27

Total	122,542	126,165	(3)

*	See definition of adjusted cash and cash equivalents, net debt, total net liabilities and LTM Adjusted EBITDA in glossary and reconciliation in Reconciliation of Adjusted EBITDA.

ADDITIONAL INFORMATION

1.	Impairment of assets

Consolidated
Assets or CGU by nature	Carrying amount	Recoverable amount	Impairment (*) (**)	Business segment
	Jan-Sep/2016
Producing properties: assets related to E&P activities in Brazil (several CGUs)	11,272	9,367	1,829	E&P—Brazil

Oil and gas production and drilling equipment in Brazil	917	64	853	E&P—Brazil

Second refining unit in RNEST	2,488	1,708	780	RTM—Brazil
Suape Petrochemical Complex	1,099	480	619	RTM—Brazil
Comperj	365	—	365	RTM—Brazil
Fertilizer Plant - UFN III	523	370	153	Gas & Power—Brazil
Thermoelectric power generation plants	2,695	2,551	145	Gas & Power—Brazil
Araucária	197	57	140	Gas & Power—Brazil
Transpetro’s fleet of vessels	1,751	1,645	106	RTM—Brazil
Chile assets	562	464	98	Distribution—Abroad
Quixada Plant - CE	28	—	28	Biofuel, Brazil
Others	308	253	6	Several Segments

Total	22,205	16,959	5,122

Impairment in associates	399	271	128	Biofuel, Brazil

In September 2016, the Company put on practice impairment tests, whose result was impacted by the appreciation of the Brazilian Real, increase in discount rate, review of premises, such as Brent prices and long-term foreign exchange rates, and the investment portfolio, following the 2017-2021 Company’s Business and Management Plan (Plano de Negócios e Gestão – PNG), approved on September 19, 2016. The losses from the tests performed were recognized in the Statement of Income, amounting US$ 5,122 million (impairment of assets) and US$ 131 million (impairment in associates) in Jan-Sep/2016.

In the Exploration and Production segment, the highlight were for some oil and gas production fields in Brazil, whose impairment was recognized in 2015 and whose cash flows were even more pressured by the increase in exchange rates and higher discount rates, as well as uncertainties regarding the delivery of P-71, P-72 and P-73 FPSOs hulls. In the RTM segment, the losses recognized were caused, mainly, due to the postponement of the second refining unit in RNEST to 2023 and to the review of premises of the 2017-2021 Company’s Business and Management Plan for the Suape Petrochemical Complex, such as reduction of resin market and exchange rates, associated with increase on discount rate.

The increase on discount rate was due to an increase in Brazil’s risk premium resulting from a credit risk downgrade (losing its investment grade status) and the Brazilian political environment, which fully impacted the last twelve months ended September 30, 2016

For more information, see Note 13 to the Company´s consolidated financial statements.

(*)	Impairment charges and reversals.
(**)	Includes reversal of impairment charges amounting to US$ 4 million.

ADDITIONAL INFORMATION

2.	Reconciliation of Adjusted EBITDA

Our adjusted EBITDA is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment.

In 2016, the Company decided to include in the calculation of the Adjusted EBITDA the cumulative translation adjustments reclassified to the income statement, because it represents foreign exchange rates variations which were previously recognized within shareholders equity.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its profitability and must be considered in conjunction with other measures and indicators for a better understanding of the Company’s financial performance.

The Adjusted EBITDA is also a component of the Net debt / LTM adjusted EBITDA ratio, which is a metric included in the Company’s Business and Management Plan.

Adjusted EBITDA

	U.S.$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Net income (loss)	(5,179)	457	(1,233)	(5,339)	257	(2,177)	(1,419)
Net finance income (expense)	6,143	7,158	(14)	2,193	1,727	27	3,226
Income taxes	(64)	1,877	(103)	(298)	177	(268)	(49)
Depreciation, depletion and amortization	10,555	8,580	23	3,916	3,404	15	2,667

EBITDA	11,455	18,072	(37)	472	5,565	(92)	4,425
Share of earnings in equity-accounted investments	(169)	(171)	(1)	43	(113)	(138)	(56)
Impairment losses / (reversals)	5,122	419	1,122	4,710	337	1,298	—
CTA reclassified to the income statement	1,428	—		1,428	—		—

Adjusted EBITDA	17,836	18,320	(3)	6,653	5,789	15	4,369
Adjusted EBITDA margin (%)	30	24	6	31	28	3	19

LTM Adjusted EBITDA

	US$ million
	Last twelve months until
	09.30.2016	12.31.2015
Net income (loss)	(14,247)	(8,611)
Net finance income (expense)	7,426	8,441
Income taxes	(3,078)	(1,137)
Depreciation, depletion and amortization	13,566	11,591

EBITDA	3,667	10,284

Share of earnings in equity-accounted investments	179	177
Impairment losses / (reversals)	17,002	12,299
CTA reclassified to the income statement	1,428	—

Adjusted EBITDA	22,276	22,760

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy

	US$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Total inflation indexation and foreign exchange variation	11,450	(24,063)	148	(675)	6,631	-110	(15,410)
Deferred Foreign Exchange Variation recognized in Shareholders’ Equity	(11,072)	22,131	(150)	674	(6,116)	111	13,988
Reclassification from Shareholders’ Equity to the Statement of Income	(2,111)	(1,304)	-62	(658)	(711)	7	(525)
Net Inflation indexation and foreign exchange variation	(1,733)	(3,236)	46	(659)	(196)	-236	(1,947)

The lower reclassification of foreign exchange variation expenses from Shareholders’ Equity to the Income Statement was mainly due to the fact that no such reclassifications of foreign exchange variation expenses occurred in the 3Q-2016 compared to the 2Q-2016, as a result of planned exports that were no longer expected to occur or did not occur.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 5 million reclassification adjustment from equity to the statement of income would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on September 30, 2016, is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(1,035)	(4,493)	(4,666)	(3,195)	(2,344)	(1,966)	(2,258)	(1,064)	3,465	(17,556)

ADDITIONAL INFORMATION

4.	Special Items

US$ million
Jan-Sep
2016	2015		Items of Income Statement	3Q-2016	2Q-2016	3Q-2015
(5,250)	(473)	Impairment of assets and investments	Several	(4,838)	(337)	—
(1,107)	(35)	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(761)	(348)	(8)
(1,428)	—	Cumulative translation adjustment	Other income (expenses)	(1,428)	—	—
(916)	(622)	(Losses)/Gains on legal proceedings	Other income (expenses)	(678)	(162)	(526)
(338)	254	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(55)	(144)	(140)
(13)	(254)	State Tax Amnesty Program / PRORELIT	Several	—	—	(85)
998	(43)	Gains / (losses) on decommissioning of returned/abandoned areas	Other income (expenses)	998	—	(17)
69	72	Amounts recovered relating to Lava Jato Operation	Other income (expenses)	46	23	21
207	187	Gains (losses) on Disposal of Assets	Other income (expenses)	207	—	—
—	(2,304)	Tax Recoverable Program —REFIS	Several	—	—	(881)

(7,778)	(3,218)	Total		(6,509)	(968)	(1,636)

Impact of the impairment of assets and investments on the Company’s Income Statement:

(5,122)	(419)	Impairment	(4,710)	(337)	—
(128)	(54)	Share of earnings in equity-accounted investments	(128)	—	—

(5,250)	(473)	Impairment of assets and investments	(4,838)	(337)	—

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(11)	(223)	Tax expenses	—	—	(79)
(2)	(31)	Interest expenses	—	—	(6)

(13)	(254)	State Tax Amnesty Program / PRORELIT	—	—	(85)

Impact of the Company’s decision to adhere to the Tax Recoverable Program —REFIS on its Income Statement:

—	(1,550)	Tax expenses	—	—	(550)
—	(754)	Interest expenses	—	—	(331)

—	(2,304)	Tax Recoverable Program —REFIS	—	—	(881)

These special items are related to the Company’s businesses and based on management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

5.	Results of Operations of Jan-Sep/2016 compared to Jan-Sep/2015 (additional information):

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did in Jan-Sep/2016 (a 12% depreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Sales revenues were US$ 60,002 million in Jan-Sep/2016, a 20% decrease (US$ 15,165 million) when compared to US$ 75,167 million in Jan-Sep/2015. Excluding the effects of foreign exchange translation, sales revenues decreased by 10% when expressed in Reais, due to:

•	Decreased domestic demand for oil products (8%), mainly of diesel, reflecting lower economic activity in Brazil, due to lower consumption and to lower fuel oil demand for lower thermoelectric generation;

•	Decreased electricity generation and prices due to improved hydrological conditions;

•	Decreased natural gas sales volumes as a result of lower thermoelectric demand;

•	Lower crude oil and oil product export prices as a result of lower international crude oil prices; and

•	Lower revenues from operations abroad generated by the disposal of Petrobras Argentina S.A. (PESA) and by lower sales prices.

These effects were partially offset by increased average domestic oil product prices, mainly due to higher margins of diesel and gasoline.

Cost of sales were US$ 40,940 million in Jan-Sep/2016, a 22% decrease (US$ 11,385 million) compared to US$ 52,325 million in Jan-Sep/2015. Excluding the effects of foreign exchange translation, cost of sales decreased by 12% when expressed in Reais, due to:

•	Lower crude oil, oil products and natural gas import costs, as a result of lower domestic demand and of the 25% decrease in Brent price, partially offset by the effect of the 12% depreciation of the Brazilian Real against the U.S. dollar over acquisition costs;

•	Decreased production taxes as a result of lower international crude oil prices; and

•	Decreased operations abroad generated by the disposal of PESA and by lower international crude oil prices.

These effects were partially offset by higher depreciation expenses as a result of a decrease in estimated reserves (based on the unit of production method), partially offset by lower carrying amounts of assets impacted by the impairment losses recognized in 2015.

Selling expenses were US$ 3,037 million in Jan-Sep/2016, a 3% increase (US$ 83 million) compared to US$ 2,954 million in Jan-Sep/2015. Excluding the effects of foreign exchange translation, selling expenses increased by 14% in the period, due to the reversal of impairment of trade receivables from companies in the electricity sector in the 1Q-2015 (US$ 452 million).

Other taxes were US$ 454 million in Jan-Sep/2016, a 81% decrease (US$ 1,959 million) compared to US$ 2,413 million in Jan-Sep/2015, mainly due to the Company’s decision, in 2015, to benefit from the Tax Amnesty and Refinancing Program (Programa de Recuperação Fiscal – REFIS) and from the State Tax Amnesty Programs.

Impairment of assets (US$ 5,122 million) in Jan-Sep/2016 (US$ 419 million in Jan-Sep/2015), due to:

(i)	The review of capital expenditures projects included in the 2017-2021 Company’s Business and Management Plan (Plano de Negócios e Gestão – PNG);

(ii)	Lower foreign exchange rate and increased discount rate; and

(iii)	Premises reviewed by the Company, such as Brent prices and mid-term and long-term exchange rates.

Other income and expenses, net were US$ 5,536 million in Jan-Sep/2016, a 77% increase (US$ 2,411 million) when compared to US$ 3,125 million in Jan-Sep/2015, mainly due to:

•	Expenses with the new Voluntary Separation Incentive Plan (US$ 1,107 million);

•	Reclassification of foreign exchange losses of US$ 1,428 million, generated by the depreciation of the Argentine Peso against the U.S. dollar from Shareholders’ Equity to the Statement of Income (related to cumulative translation adjustment), due to the disposal of PESA;

•	Higher unscheduled stoppages and pre-operating expenses, mainly with drilling rigs idleness (US$ 687 million);

•	Provision of individual lawsuits expenses against Petrobras in New York (US$ 364 million); and

•	Higher expenses related to legal proceedings contingencies, mainly in connection with tax and civil lawsuits (US$ 628 million).

These expenses were partially offset by:

•	Gains on decommissioning of returned/abandoned areas of US$ 998 million, as a result of higher discount rate and the appreciation of the Brazilian Real against the U.S. dollar; and

•	Gains on disposal of PESA shares (US$ 207 million).

Net finance expense was US$ 6,143 million in Jan-Sep/2016, a 14% decrease (US$ 1,015 million) when compared to US$ 7,158 million in Jan-Sep/2015, due to the depreciation of the Brazilian Real against the U.S. dollar. Excluding the effect of foreign exchange translation, net finance expense decreased 5% in Brazilian Reais due to:

•	Lower foreign exchange loss generated by:

(i)	Foreign exchange variation gains of the Brazilian Real on the Company’s net debt in U.S. dollar, due to the 16.9% appreciation of the Brazilian Real against the U.S. dollar, net of the reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting;

(ii)	Lower foreign exchange losses of the Brazilian Real against the Euro, caused by the decreased Company’s net debt in Euro;

(iii)	Foreign exchange losses caused by the impact of a 3.3% depreciation of the U.S. dollar against the Euro on the Company’s net debt in Jan-Sep/2016, compared to foreign exchange gains caused by the impact of a 8.1% appreciation in Jan-Sep/2015; and

(iv)	Higher foreign exchange gains generated by the impact of a 12% appreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt;

•	Higher finance expenses due to:

(i)	An increase in the Company’s average debt, caused by the impact of the depreciation of the average Brazilian Real against the U.S. dollar;

(ii)	Higher interest accrued on provision for decommisioning costs; and

(iii)	Interest expenses on tax deficiency notices related to tax on financial operations (Imposto sobre Operações Financeiras – IOF) and withholding income tax, both recognized in 2015.

Credit of income taxes (corporate income tax and social contribution) of US$ 64 million in Jan-Sep/2016, compared to an expense of US$ 1,877 million in Jan-Sep/2015, mainly due to the loss of the period.

Loss related to non-controlling interests of US$ 413 million in Jan-Sep/2016 (a US$ 514 million gain in Jan-Sep/2015), mainly reflecting the impact of foreign exchange variation on debt of structured entities in U.S. dollars in the period.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	U.S.$ million
	Jan-Sep
	2016	2015	3Q-2016	2Q-2016	3Q-2015
Sales revenues	60,002	75,167	21,693	20,320	23,179
Cost of sales	(40,940)	(52,325)	(14,506)	(13,818)	(16,484)

Gross profit	19,062	22,842	7,187	6,502	6,695

Selling expenses	(3,037)	(2,954)	(1,027)	(1,051)	(1,087)
General and administrative expenses	(2,425)	(2,622)	(937)	(810)	(776)
Exploration costs	(1,333)	(1,435)	(572)	(468)	(630)
Research and development expenses	(424)	(553)	(151)	(144)	(157)
Other taxes	(454)	(2,413)	(188)	(127)	(861)
Impairment of assets	(5,122)	(419)	(4,710)	(337)	—
Other income and expenses, net	(5,536)	(3,125)	(3,003)	(1,517)	(1,482)

	(18,331)	(13,521)	(10,588)	(4,454)	(4,993)

Operating income (loss)	731	9,321	(3,401)	2,048	1,702

Finance income	811	982	366	218	526
Finance expenses	(5,221)	(4,904)	(1,900)	(1,749)	(1,805)
Foreign exchange and inflation indexation charges	(1,733)	(3,236)	(659)	(196)	(1,947)

Net finance income (expense)	(6,143)	(7,158)	(2,193)	(1,727)	(3,226)

Share of earnings in equity-accounted investments	169	171	(43)	113	56

Income (loss) before income taxes	(5,243)	2,334	(5,637)	434	(1,468)

Income taxes	64	(1,877)	298	(177)	49

Net income (loss)	(5,179)	457	(5,339)	257	(1,419)

Net income (loss) attributable to:
Shareholders of Petrobras	(5,592)	971	(5,380)	106	(1,062)
Non-controlling interests	413	(514)	41	151	(357)

	(5,179)	457	(5,339)	257	(1,419)

FINANCIAL STATEMENTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	09.30.2016	12.31.2015
Current assets	44,591	43,428

Cash and cash equivalents	21,582	25,058
Marketable securities	783	780
Trade and other receivables, net	5,222	5,803
Inventories	8,511	7,441
Recoverable taxes	2,683	2,748
Assets classified as held for sale	3,888	152
Other current assets	1,922	1,446

Non-current assets	202,838	187,093

Long-term receivables	18,860	19,177
Trade and other receivables, net	3,684	3,669
Marketable securities	91	88
Judicial deposits	3,534	2,499
Deferred taxes	3,556	6,016
Other tax assets	3,340	2,821
Advances to suppliers	1,434	1,638
Other non-current assets	3,221	2,446
Investments	3,991	3,527
Property, plant and equipment	176,633	161,297
Intangible assets	3,354	3,092

Total assets	247,429	230,521

LIABILITIES	U.S.$ million
	09.30.2016	12.31.2015
Current liabilities	25,514	28,573

Trade payables	5,339	6,373
Current debt	11,429	14,702
Taxes payable	3,165	3,470
Employee compensation (payroll, profit-sharing and related charges)	2,545	1,302
Pension and medical benefits	848	655
Liabilities associated with assets classified as held for sale	145	125
Other current liabilities	2,043	1,946

Non-current liabilities	141,200	135,893

Non-current debt	111,227	111,560
Deferred taxes	274	232
Pension and medical benefits	15,873	12,195
Provision for decommissioning costs	9,406	9,150
Provisions for legal proceedings	3,939	2,247
Other non-current liabilities	481	509

Shareholders’ equity	80,715	66,055

Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(27,150)	(41,865)
Non-controlling interests	764	819

Total liabilities and shareholders’ equity	247,429	230,521

FINANCIAL STATEMENTS

Statement of Cash Flows – Consolidated

	US$ million
	Jan-Sep
	2016	2015	3Q-2016	2Q-2016	3Q-2015
Net income (loss)	(5,179)	457	(5,339)	257	(1,419)

(+) Adjustments for:	24,084	18,879	13,565	5,994	7,566

Depreciation, depletion and amortization	10,555	8,580	3,916	3,404	2,667
Foreign exchange and inflation indexation and finance charges	6,247	7,100	2,344	1,665	3,087
Share of earnings in equity-accounted investments	(169)	(171)	43	(113)	(56)
Reclassification of cumulative translation adjustments—CTA	1,428	—	1,428	—	—
Allowance for impairment of trade receivables	479	141	141	209	153
(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	267	274	202	39	345
Deferred income taxes, net	(1,338)	1,011	(610)	(367)	(278)
Exploration expenditures written-off	966	1,050	467	351	495
Impairment of property, plant and equipment	5,122	420	4,710	337	—
Inventory write-down to net realizable value	305	258	(17)	21	238
Pension and medical benefits (actuarial expense)	1,700	1,613	612	575	477
Judicial deposits	(493)	(568)	(138)	(257)	75
Inventories	(300)	(379)	261	(133)	510
Trade and other receivables, net	801	64	55	(171)	174
Trade payables	(1,411)	(839)	(105)	(341)	15
Pension and medical benefits	(491)	(510)	(153)	(226)	(135)
Taxes payable	164	1,890	151	581	(466)
Income tax and social contribution paid	(254)	(512)	(97)	(88)	(114)
Other assets and liabilities	506	(543)	355	508	379
(=) Net cash provided by (used in) operating activities	18,905	19,336	8,226	6,251	6,147

(-) Net cash provided by (used in) investing activities	(9,209)	(9,000)	(2,430)	(3,066)	(3,260)

Capital expenditures and investments in investees	(10,157)	(16,825)	(3,161)	(3,178)	(5,067)
Proceeds from disposal of assets (divestment)	739	215	735	1	4
Divestments (investments) in marketable securities	209	7,610	(4)	111	1,803

(=) Net cash flow	9,696	10,336	5,796	3,185	2,887

(-) Net cash provided by (used in) financing activities	(13,735)	(622)	(3,725)	(5,570)	(3,342)

Proceeds from long-term financing	12,496	15,830	3,396	7,255	3,545
Repayment of principal	(20,925)	(11,682)	(5,415)	(11,137)	(5,152)
Repayment of interest	(5,308)	(4,889)	(1,659)	(1,700)	(1,681)
Acquisition of non-controlling interest	2	119	(47)	12	(54)
Effect of exchange rate changes on cash and cash equivalents	563	(1,231)	(98)	139	(568)
(=) Net increase (decrease) in cash and cash equivalents in the period	(3,476)	8,483	1,973	(2,246)	(1,023)

Cash and cash equivalents at the beginning of period	25,058	16,655	19,609	21,855	26,161
Cash and cash equivalents at the end of period	21,582	25,138	21,582	19,609	25,138

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan/Sep-2016

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	23,758	46,141	7,032	171	20,836	—	(37,936)	60,002

Intersegments	22,656	12,994	1,812	164	310	—	(37,936)	—
Third parties	1,102	33,147	5,220	7	20,526	—	—	60,002
Cost of sales	(18,312)	(35,075)	(5,176)	(192)	(19,280)	—	37,095	(40,940)

Gross profit	5,446	11,066	1,856	(21)	1,556	—	(841)	19,062

Expenses	(6,224)	(4,056)	(1,365)	(53)	(1,509)	(5,189)	65	(18,331)
Selling expenses	(110)	(1,370)	(633)	(1)	(999)	5	71	(3,037)
General and administrative expenses	(266)	(303)	(161)	(18)	(188)	(1,489)	—	(2,425)
Exploration costs	(1,333)	—	—	—	—	—	—	(1,333)
Research and development expenses	(185)	(40)	(12)	(1)	—	(186)	—	(424)
Other taxes	(75)	(45)	(166)	(3)	(25)	(140)	—	(454)
Impairment of assets	(2,727)	(1,845)	(445)	(7)	(98)	—	—	(5,122)
Other income and expenses, net	(1,528)	(453)	52	(23)	(199)	(3,379)	(6)	(5,536)

Operating income (loss)	(778)	7,010	491	(74)	47	(5,189)	(776)	731

Net finance income (expense)	—	—	—	—	—	(6,143)	—	(6,143)
Share of earnings in equity-accounted investments	48	136	97	(120)	8	—	—	169

Income (loss) before income taxes	(730)	7,146	588	(194)	55	(11,332)	(776)	(5,243)

Income taxes	265	(2,383)	(166)	25	(16)	2,076	263	64

Net income (loss)	(465)	4,763	422	(169)	39	(9,256)	(513)	(5,179)

Net income (loss) attributable to:
Shareholders of Petrobras	(419)	4,836	331	(169)	39	(9,697)	(513)	(5,592)
Non-controlling interests	(46)	(73)	91	—	—	441	—	413

	(465)	4,763	422	(169)	39	(9,256)	(513)	(5,179)

Consolidated Income Statement by Segment – Jan/Sep-2015

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	28,438	57,609	10,369	164	26,017	—	(47,430)	75,167

Intersegments	27,320	17,902	1,620	153	435	—	(47,430)	—
Third parties	1,118	39,707	8,749	11	25,582	—	—	75,167
Cost of sales	(19,682)	(47,120)	(8,373)	(184)	(24,073)	—	47,107	(52,325)

Gross profit	8,756	10,489	1,996	(20)	1,944	—	(323)	22,842

Expenses	(2,894)	(3,267)	(1,092)	(37)	(1,602)	(4,791)	162	(13,521)
Selling expenses	(169)	(1,519)	(139)	(2)	(1,301)	11	165	(2,954)
General and administrative expenses	(323)	(312)	(186)	(23)	(215)	(1,562)	(1)	(2,622)
Exploration costs	(1,435)	—	—	—	—	—	—	(1,435)
Research and development expenses	(220)	(91)	(45)	(8)	—	(189)	—	(553)
Other taxes	(133)	(624)	(337)	(1)	(27)	(1,291)	—	(2,413)
Impairment of assets	(110)	(119)	(190)	—	—	—	—	(419)
Other income and expenses, net	(504)	(602)	(195)	(3)	(59)	(1,760)	(2)	(3,125)

Operating income (loss)	5,862	7,222	904	(57)	342	(4,791)	(161)	9,321

Net finance income (expense)	—	—	—	—	—	(7,158)	—	(7,158)
Share of earnings in equity-accounted investments	(104)	329	98	(110)	(5)	(37)	—	171

Income (loss) before income taxes	5,758	7,551	1,002	(167)	337	(11,986)	(161)	2,334

Income taxes	(1,995)	(2,456)	(307)	19	(116)	2,924	54	(1,877)

Net income (loss)	3,763	5,095	695	(148)	221	(9,062)	(107)	457

Net income (loss) attributable to:
Shareholders of Petrobras	3,755	5,098	616	(148)	221	(8,464)	(107)	971
Non-controlling interests	8	(3)	79	—	—	(598)	—	(514)

	3,763	5,095	695	(148)	221	(9,062)	(107)	457

Other Income (Expenses) by Segment – Jan/Sep-2016

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,437)	(55)	(35)	—	—	(3)	—	(1,530)
(Losses)/gains on legal, administrative and arbitral proceedings	(381)	(80)	(136)	(1)	(259)	(664)	—	(1,521)
Reclassification of cumulative translation adjustments—CTA	—	—	—	—	—	(1,428)	—	(1,428)
Voluntary Separation Incentive Plan—PIDV	(485)	(261)	(44)	—	2	(319)	—	(1,107)
Pension and medical benefits	—	—	—	—	—	(1,051)	—	(1,051)
Provision for debt acknowledgments of suppliers with subcontractors	(287)	—	—	—	—	—	—	(287)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects(*)	(379)	(67)	(12)	—	2	189	—	(267)
Institutional relations and cultural projects	(4)	(3)	—	—	(13)	(159)	—	(179)
Operating expenses with thermoeletric plants	—	—	(77)	—	—	—	—	(77)
Health, safety and environment	(10)	(12)	(4)	—	(1)	(32)	—	(59)
Losses on fines	(6)	(11)	—	—	—	(27)	—	(44)
Amounts recovered relating to Lava Jato Operation	—	—	—	—	—	69-	—	69
Government grants	4	25	87	5	—	—	5	121
Ship/Take or Pay Agreements with Gas Distributors	—	—	194	—	—	—	—	194
Expenses/Reimbursements from E&P partnership operations	465	—	—	—	—	—	—	465
Gains / (losses) on decommissioning of returned/abandoned areas	998	—	—	—	—	—	—	998
Others	(6)	11	79	(27)	70	46	(6)	167

	(1,528)	(453)	52	(23)	(199)	(3,379)	(6)	(5,536)

Other Income (Expenses) by Segment – Jan/Sep-2015

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(612)	(154)	(71)	—	—	(6)	—	(843)
(Losses)/gains on legal, administrative and arbitral proceedings	(44)	(357)	(4)	—	(50)	(438)	—	(893)
Voluntary Separation Incentive Plan—PIDV	(9)	(8)	(16)	(1)	—	(1)	—	(35)
Pension and medical benefits	—	—	—	—	—	(904)	—	(904)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(169)	29	(141)	—	9	(2)	—	(274)
Institutional relations and cultural projects	(18)	(15)	(1)	—	(40)	(263)	—	(337)
Operating expenses with thermoeletric plants	—	—	(97)	—	—	—	—	(97)
Health, safety and environment	(16)	(16)	(5)	—	—	(38)	—	(75)
Losses on fines	(4)	(101)	(2)	—	—	(182)	—	(289)
Amounts recovered relating to Lava Jato Operation	—	—	—	—	—	72	—	72
Government grants	4	4	1	—	—	2	—	11
Ship/Take or Pay Agreements with Gas Distributors	(3)	—	150	—	—	—	—	147
Expenses/Reimbursements from E&P partnership operations	303	—	—	—	—	—	—	303
Gains / (losses) on decommissioning of returned/abandoned areas	(43)	—	—	—	—	—	—	(43)
Others	107	16	(9)	(2)	22	—	(2)	132

	(504)	(602)	(195)	(3)	(59)	(1,760)	(2)	(3,125)

(*)	Includes write-offs in the amount of US$ 347, as set out in note 13.3 to ours financial statements at September 30, 2016.

Consolidated Assets by Segment – 09.30.2016

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	138,108	52,335	20,111	603	6,233	35,811	(5,772)	247,429

Current assets	4,968	10,178	4,300	59	2,983	26,531	(4,428)	44,591

Non-current assets	133,140	42,157	15,811	544	3,250	9,280	(1,344)	202,838

Long-term receivables	7,445	3,263	1,030	4	1,064	7,348	(1,294)	18,860
Investments	1,574	1,447	510	439	15	6	—	3,991
Property, plant and equipment	121,716	37,226	13,947	101	1,947	1,746	(50)	176,633

Operating assets	89,062	32,725	11,963	98	1,662	1,379	(50)	136,839
Assets under construction	32,654	4,501	1,984	3	285	367	—	39,794
Intangible assets	2,405	221	324	—	224	180	—	3,354

Consolidated Assets by Segment – 12.31.2015

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	123,796	45,492	19,469	482	5,271	39,455	(3,444)	230,521

Current assets	3,639	9,027	2,663	45	2,299	28,866	(3,111)	43,428

Non-current assets	120,157	36,465	16,806	437	2,972	10,589	(333)	187,093

Long-term receivables	6,467	2,384	1,358	3	859	8,398	(292)	19,177
Investments	1,807	879	456	343	34	8	—	3,527
Property, plant and equipment	109,724	33,032	14,674	91	1,868	1,949	(41)	161,297

Operating assets	79,585	28,803	12,193	81	1,581	1,485	(41)	123,687
Assets under construction	30,139	4,229	2,481	10	287	464	—	37,610
Intangible assets	2,159	170	318	—	211	234	—	3,092

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – Jan/Sep-2016

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(465)	4,763	422	(169)	39	(9,256)	(513)	(5,179)
Net finance income (expense)	—	—	—	—	—	6,143	—	6,143
Income taxes	(265)	2,383	166	(25)	16	(2,076)	(263)	(64)
Depreciation, depletion and amortization	8,006	1,630	621	5	118	175	—	10,555

EBITDA	7,276	8,776	1,209	(189)	173	(5,014)	(776)	11,455

Share of earnings in equity-accounted investments	(48)	(136)	(97)	120	(8)	—	—	(169)
Impairment losses / (reversals)	2,727	1,845	445	7	98	—	—	5,122
CTA reclassified to the income statement	—	—	—	—	—	1,428	—	1,428

Adjusted EBITDA *	9,955	10,485	1,557	(62)	263	(3,586)	(776)	17,836

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – Jan/Sep-2015

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	3,763	5,095	695	(148)	221	(9,062)	(107)	457
Net finance income (expense)	—	—	—	—	—	7,158	—	7,158
Income taxes	1,995	2,456	307	(19)	116	(2,924)	(54)	1,877
Depreciation, depletion and amortization	5,765	1,778	689	7	138	204	—	8,580

EBITDA	11,523	9,329	1,691	(160)	475	(4,624)	(161)	18,072

Share of earnings in equity-accounted investments	104	(329)	(98)	110	5	37	—	(171)
Impairment losses / (reversals)	110	119	190	—	—	—	—	419

Adjusted EBITDA *	11,737	9,119	1,783	(50)	480	(4,587)	(161)	18,320

*	See definition of Adjusted EBITDA in glossary.

Glossary

ACL—Ambiente de Contratação Livre (Free contracting market)
in the electricity system.

ACR—Ambiente de Contratação Regulada (Regulated
contracting market) in the electricity system.

ANP—Brazilian National Petroleum, Natural Gas and Biofuels
Agency.

Reference feedstock or installed capacity of primary
processing—Maximum sustainable feedstock processing reached
at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and
product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Feedstock processed (excluding NGL)—Daily volume of crude
oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil—Daily volume of crude oil and
NGL processed.

CTA – Cumulative translation adjustment – The exchange
variation cumulative amount that is recognized on Shareholders’
Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Adjusted cash and cash equivalents—Sum of cash and cash
equivalents, government bonds and time deposits from highly
rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting
Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes
that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income
(expense); income taxes; depreciation, depletion and amortization;
share of earnings in equity-accounted investments; impairment and cumulative translation adjustment. Adjusted EBITDA is not a
measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards—IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our
calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Consolidated Structured Entities—Entities that have been
designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating
activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

Refining plants utilization factor (%)—Feedstock processed
(excluding NGL) divided by the reference feedstock.

Free cash flow—Net cash provided by operating activities less capital expenditures and investments in operating segments. Free cash flow is not defined under the International Financial
Reporting Standards – IFRS and should not be considered in
isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

LPG—Liquified crude oil gas.

LNG—Liquified natural gas.

Operating indicators—Indicators used for businesses
management and are not reviewed by independent auditor.

NGL—Natural gas liquids.

Lifting Cost—Crude oil and natural gas lifting cost indicator.

LTM Adjusted EBITDA – Sum of the last 12 months (Last
Twelve Months) of Adjusted EBITDA.

Basic and diluted earnings (losses) per share—Calculated
based on the weighted average number of shares.

Operating margin—Calculated based on operating income
(loss) excluding write-offs of overpayments incorrectly
capitalized.

Adjusted EBITDA margin—Adjusted EBITDA divided by
sales revenues.

Market share—Relation between Distribution sales and total
market. Beginning in 2015, our market share excludes sales
made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National
Petroleum, Natural Gas and Biofuels Agency (ANP) and by the
Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom).
Prior periods are presented based on the new methodology.

Total liabilities net—Total liability less adjusted cash and cash equivalents.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price)—Electricity price in the
spot market. Weekly weighed prices per output level (light,
medium and heavy), number of hours and related market
capacity.

Domestic crude oil sales price—Average between the prices
of exports and the internal transfer prices from Exploration &
Production to Refining, Transportation and Marketing.

Domestic natural gas production—Natural gas production in
Brazil less LNG plus gas reinjection.

Jet fuel – Aviation fuel.

Net Income by Business Segment—Company’s segment
results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration &
Production segment is transferred to other business segments of the Company. Our results by business segment include
transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between
Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market
parameters. On April 28, 2016, the Extraordinary General
Meeting approved the statutory adjustments according to the
new organizational structure of the company and its new
management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize
profitability and capital discipline. The new management model does not provide for the discontinuance of the Company’s
business, but involves unification activities.

On June 30, 2016, the presentation related to the business
segment information reflects the top management assessment
related to the performance and the business resources
allocation. Due to the adjustments occurred in corporate
structure and governance and management model, this
presentation may be reevaluated in order to enhance the
business management analysis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Name: Ivan de Souza Monteiro Title: Chief Financial Officer and Investor Relations Officer